UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number  0-10537

A.  Full title of the plan and the address of the plan if different from that of the issuer named below:

Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Second Bancorp, Inc.

37 South River Street, Aurora, Illinois 60507

(Address of principal executive offices, including zip)

(630) 892-0202

(Registrant’s telephone number, including Area Code)

Financial Statements and Supplemental Schedule

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

As of December 31, 2012 and 2011, and the year ended December 31, 2012 with Report of Independent Registered Public Accounting Firm

Employer Identification #36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Financial Statements and Supplemental Schedule

As of December 31, 2012 and 2011, and the year ended December 31, 2012

Report of Independent Registered Public Accounting Firm

To the Administrator of the Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2012 and 2011 and the changes in net assets for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2012 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Chicago, Illinois

June 17, 2013

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Cash	$88,888	$78,592
Participant directed investments, at fair value	38,371,966	35,698,361
Notes receivable from participants	691,824	785,709

Net assets available for benefits, at fair value	39,152,678	36,562,662

Adjustment from fair value to contract value for interest in common collective trust relating to fully-benefit responsive investment contracts	(6,365)	—

Net assets available for benefits	$39,146,313	$36,562,662

The accompanying notes are an integral part of these financial statements.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012
Additions
Investment Income
Net realized and unrealized appreciation in fair value of investments	$2,463,496
Dividend and interest income	351,785
Net investment income	2,815,281

Participant contributions	1,444,674
Employer match contributions	440,953
Rollover contributions	5,439
Interest income from notes receivable from participants	26,833
Total additions, net	4,733,180

Deductions
Benefit payments to participants	2,136,240
Administrative expenses	13,289
Total deductions	2,149,529

Net increase	2,583,651
Net assets available for benefits:
Beginning of year	36,562,662
End of year	$39,146,313

The accompanying notes are an integral part of these financial statements.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2012 and 2011

1.              Description of the Plan

The following is a brief description of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the “Plan”).  Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan established to provide deferred compensation benefits to eligible employees.  Under the Plan, all nonunion employees of Old Second Bancorp, Inc. and certain of its affiliates (collectively, the “Company”) who have met certain eligibility requirements may elect to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Under provisions of the Plan, participants enter into agreements wherein each participant may elect to contribute an unlimited reduction in compensation to the Plan (subject to statutory wage limitations).  Maximum contribution limits of compensation may apply for certain highly compensated employees.

The Plan allows for a discretionary employer match contribution. During 2012, a discretionary match equal to 100% of the first 2% of the participant’s compensation was contributed to participants of the Plan.  Participants are 100% vested in the discretionary matching contributions.

Participants must complete three months of service to be eligible for matching contributions, with the entry date being the first day of the quarter coincident with or next following the employee’s three-month anniversary.

Profit-sharing contributions are based on amounts determined by the Company’s Board of Directors before the end of each year and shall not exceed the maximum amount deductible for federal income tax purposes.  Participants must complete one year of service to be eligible for profit-sharing contributions with the earliest entry date being the first of the quarter coincident with or next following their one year anniversary date.  Forfeitures are first used to pay Plan expenses.  Any remaining forfeitures are used to reduce Company contributions.  For year ended December 31, 2012, no profit-sharing contribution was made by the Company.  Total employer contributions to the plan were $441,000.  The Plan used forfeitures of $15,980 during the year ending December 31, 2012 to reduce the employer matching contributions.

Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2012 and 2011

1.              Description of the Plan (Cont.)

Payment of Benefits

Upon termination of service, disability, retirement, or death, each participant or beneficiary may elect to receive accumulated benefits.  The benefit may be paid as a lump-sum amount, a series of installment payments or partial distribution(s), as determined by the participant or beneficiary.  Under certain circumstances, participants may receive a hardship distribution prior to termination upon approval of the plan administrator.  Upon attaining the age of 65, participants are eligible to receive in-service distributions of all vested balances.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) Company contributions, and (b) Plan earnings (losses).  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are always fully vested in their employee contributions, rollover contributions, Company contributions, and earnings thereon.

In compliance with the Pension Protection Act of 2006, effective January 1, 2007, the Company has amended the Plan’s vesting schedule for profit sharing contributions made for the plan year beginning January 1, 2007.  These contributions will vest under a 6 year graded schedule as follows:

Years of vesting service	Nonforfeitable percentage
0-1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Notes Receivable from Participants

Participants may borrow from their accounts a maximum of the lesser of $50,000 or 50% of their vested account balance.  Note terms generally range from one to five years, except in the case of a note for the purpose of acquiring a primary residence.  The term of such note shall be determined by the Company.  The notes are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Company.  Principal and interest are paid ratably through semi-monthly payroll deductions.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2012 and 2011

1.              Description of the Plan (Cont.)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA.  Upon Plan termination, all participants become fully vested in their account balances.

2.              Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan.

Basis of Accounting

The financial statements of the plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts included in the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  See Note 4 for additional information.  Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its stable value fund,  a collective trust.  Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor.  As required, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Plan’s stable value fund provides for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset on a monthly or quarterly basis according to each investment contract and the contracts provide that the crediting interest rates cannot be less than zero.

Investment Valuation and Income Recognition (Cont.)

Changes in fixed income market conditions and interest rates may affect the yield to maturity and the market value of the underlying stable value fund. Such changes could have a material impact on the investment contract’s future interest crediting rates. In addition, participant withdrawals from and transfers out of the Interest Income Fund made according to Plan provisions are paid at contract value but funded through the market value liquidation of the underlying investments. This process of funding participant withdrawals and transfers from market value liquidations of underlying investments may also have an effect on future interest crediting rates.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) mergers, (2) mass layoffs, (3) plan termination, (4) implementation of early retirement incentive programs. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The stable value fund has limited circumstances under which the issuer may terminate a contract. Circumstances may include, but are not limited to, the following: (1) the Fund loses its qualified status under the Internal Revenue Code or is otherwise terminated; (2) the Trustee fails to meet its material obligations under the GIC, attempts to assign the GIC or engages in fraud or misrepresentation that materially affects the risk profile of the GIC; or (3) if the fixed-income securities underlying the separate account or synthetic GIC fail to meet certain criteria as specified in each GIC. If one of these circumstances were to occur, the issuer could terminate the contact at the market value of the fixed-income securities or hypothectical market value of investment contracts based upon contractual formula.

The average yield for the Plan’s stable value fund was approximately 1.6% as of December 31, 2012. The crediting interest rate was approximately 2.0% at December 31, 2012. The Plan did not hold investment contracts for the year ended December 31, 2011. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

Fair Value Measurements

In May 2011, the Financial Accounting Standards Board (FASB) issued guidance in Accounting Standards Update No. 2011-04, Fair Value Measurements (Topic 820):  Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU No. 2011-04).  ASU No. 2011-04 was issued to improve comparability of fair value application, measurements and disclosures between U.S. GAAP reporting and IFRS reporting.  ASU No. 2011-04 clarifies fair value definitions and enhances fair value measurement guidance with respect to highest and best use measurements, equity instrument measurements, and measurement of financial instruments that are managed within a portfolio.  Additionally, ASU No. 2011-04 expands disclosures  for unobservable inputs used in Level 3 fair value measurements.  ASU No. 2011-04 is effective for annual periods beginning after December 15, 2011.  The Plan adopted the guidance in 2012 by expanding the disclosures in Note 4.  The adoption of ASU No. 2011-04 had no impact on the Plan’s Statement of Net Assets Available for Benefits or Statement  of Changes in Net Assets Available for Benefits.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2012 and 2011

2.              Summary of Significant Accounting Policies (Cont.)

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balances plus any accrued interest.  Notes receivable from participants are written off when deemed uncollectible.

Administrative Expenses

Certain administrative expenses of the Plan are paid by any available forfeitures and any excess paid by the Company.  For the year ended December 31, 2012, $5,077 of forfeitures were utilized to pay administrative expenses.  The Plan charges participants fees for administrative expenses related to loans and distributions.

Payment of Benefits

Benefits are recorded when paid.

3.              Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  The Plan has significant investments in Company stock.  The Company’s loan portfolio is concentrated heavily in residential and commercial real estate loans, which involve risks specific to real estate values and the real estate and mortgage markets in general.  Due to the general market decline in residential and commercial real estate, the Company’s loan portfolio and stock valuation has declined significantly since 2008.  The exposure to residential and commercial real estate could affect the value of the Company’s stock in the future.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2012 and 2011

4.              Fair Value Measurements

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The fair value hierarchy established, also requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no significant transfers between levels of the fair value hierarchy during 2012.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Registered investment companies and Company stock:  The fair values of Registered investment companies and Company stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common collective trusts and stable value fund:  The fair values of participation units held in the equity, bond, government securities and asset allocation funds, are based on their net asset values, as reported by the managers of the common collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.  The investment objectives and underlying investments of the common collective trusts vary.  Some are comprised of a diversified portfolio of common stocks, both domestic and international, as well as open-ended mutual funds.  Others are comprised of U.S. Government and government agency fixed income securities, as well as opened mutual funds that invest in the same types of securities.  Some also invest in individual fixed income securities issued by the U.S. Government, government agencies,

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2012 and 2011

4.              Fair Value Measurements (Cont.)

Common collective trusts (Cont.):

and corporations.  In addition, there are four asset allocation funds that are comprised of a mix of the three common collective funds (equity fund, bond fund, and Government securities fund discussed above) and are classified as level 2.  Each of the common collective trusts discussed above  provides for daily redemptions by the Plan at reported net asset value per unit.  The common collective trusts invest primarily in equity securities and bonds traded on nationally recognized securities exchanges and active dealer markets.  They are classified within level 2 of the fair value hierarchy.  Were the Plan to initiate a full redemption of the collective trust funds, the investment advisor will ensure that securities liquidations will be carried out in an orderly manner.  The Plan invests in the Federated Capital Preservation Trust Fund (the stable value fund) which holds guaranteed investment contracts (traditional GICs), separate account guaranteed investment contracts (separate account GICs) and synthetic guaranteed investment contracts (synthetic GICs).  The fair value of traditional GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market rates for like-duration and like-quality investments.  The fair value of separate account GICs and synthetic GICs is determined based on the fair value of the securities underlying each GIC.  The underlying securities can be comprised of, primarily, over-the-counter market securities and open-end mutual funds.  Participants may purchase units of the fund daily based on the established unit value of $10.00.  Participants may redeem units of the stable value fund for the purpose of funding a benefit payment, making a participant note receivable, honoring an employee-directed transfer of the employee’s interest in the Plan to another investment election that is a noncompeting investment, or paying trustee fees.  Participants may make withdrawals from the fund for other purposes generally only upon 12 months’ advance written notice to the trustee.  Each of the collective trust funds provides for daily redemptions.  There are no unfunded commitments to the common collective trusts at December 31, 2012 or 2011.

Money market accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2012 and 2011

4.              Fair Value Measurements (Cont.)

Investments measured at fair value on a recurring basis are summarized below:

	December 31, 2012
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Large cap domestic equities	$7,040,919	$—	$—	$7,040,919
Mid cap domestic equities	2,599,945	—	—	2,599,945
Small cap domestic equities	801,131	—	—	801,131
International equities	2,853,120	—	—	2,853,120
Bond fund	638,362	—	—	638,362
Common stock	1,909,760	—	—	1,909,760
Money market accounts	—	5,077,996	—	5,077,996
Common collective trusts:
Equity fund	—	4,905,450	—	4,905,450
Bond fund	—	3,881,077	—	3,881,077
Government securities fund	—	2,634,067	—	2,634,067
Asset allocation funds	—	5,662,514	—	5,662,514
Stable value fund	—	367,625	—	367,625
	$15,843,237	$22,528,729	$—	$38,371,966

	December 31, 2011
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Large cap domestic equities	$5,659,754	$—	$—	$5,659,754
Mid cap domestic equities	2,236,786	—	—	2,236,786
Small cap domestic equities	585,829	—	—	585,829
International equities	2,379,540	—	—	2,379,540
Common stock	1,853,722	—	—	1,853,722
Money market accounts	—	6,632,081	—	6,632,081
Common collective trusts:
Equity fund	—	4,239,121	—	4,239,121
Bond fund	—	3,690,144	—	3,690,144
Government securities fund	—	2,983,913	—	2,983,913
Asset allocation funds	—	5,437,471	—	5,437,471
	$12,715,631	$22,982,730	$—	$35,698,361

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2012 and 2011

4.              Fair Value Measurements (Cont.)

The Plan also holds other assets not measured at fair value on a recurring basis, including cash and participant notes receivable.  The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity.  The fair value measurement method for cash and participant notes receivable are considered Level 2 methods.

5.              Investments

During 2012, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31,
2012
Common collective trusts	$1,184,248
Common stock	(165,113)
Registered investment companies	1,444,361
$2,463,496

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011:

	December 31,
	2012	2011

Money Market:
Schwab Investor Money Fund	$5,077,785	$6,631,166

Old Second National Bank of Aurora Common Collective Trust Funds for Corporate Retirement Plans:
Diversified Equity Portfolio	4,905,450	4,239,121
Bond Fund	3,881,077	3,690,144
Government Securities Fund	2,634,067	2,983,913
Balanced Fund	2,132,131	2,139,719
Growth Fund	2,121,797	1,887,011

Registered Investment Companies:
American Funds Growth Fund of America R2	*	2,360,157
Buffalo Mid Cap Fund	2,521,353	2,236,786
Dodge & Cox International Stock Fund	2,233,519	1,971,500
Dodge & Cox Stock Fund	2,526,146	1,975,097
Nuveen Large Cap Growth Opportunity Fund	2,781,043	*

Old Second Bancorp, Inc. common stock	1,909,760	1,853,722

*Investment does not exceed 5%.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2012 and 2011

6.              Income Tax Status

The Plan is a prototype plan.  The prototype plan has received a favorable opinion letter dated March 31, 2008 from the Internal Revenue Service (“IRS”) that the prototype plan, as designed, is qualified for federal income tax-exempt status.  The Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS and therefore believes that the Plan is qualified and that the related trust is tax-exempt.  The Plan has not individually sought a determination from the IRS on its qualification status.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan’s tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.  The plan administrator believes it is no longer subject to tax examinations for years prior to 2009.

7.              Related Party Transactions

Certain Plan investments including specific common collective trusts which are managed by Old Second National Bank, a subsidiary of the Company.  The Plan also holds Company stock.  Old Second National Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Charles Schwab Trust Company is a custodian of the Plan and the Plan has investments in a Charles Schwab money market accounts and registered investment company funds, therefore, these transactions qualify as party-in-interest transactions.

Old Second National Bank provides certain accounting, administrative and investment management services to the Plan for which no fees are charged.  Old Second National Bank paid certain accounting, administrative and investment management service expenses for the Plan in the amount of $34,000 for year ended December 31, 2012.

8. Subsequent Events

On February 17, 2011, a former employee filed a purported class action complaint in the U.S. District Court for the Northern District of Illinois on behalf of participants and beneficiaries of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the “Plan”) alleging that the Company, the Bank, the Employee Benefits Committee of Old Second Bancorp, Inc. and certain of the Company’s officers and employees violated certain disclosure requirements and fiduciary duties established under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Though the Company believes that it, its affiliates, and its officers and employees have acted, and continue to act, in compliance with ERISA with respect to these matters, without conceding liability, the named defendants negotiated a settlement with the plaintiffs, which was approved by the court on June 14, 2013.  The $7.5 million settlement, less class counsel’s attorneys’ fees and costs, will be paid by the Company’s insurance providers and allocated to the Plan accounts of each class member.

Supplemental Schedule

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Schedule H, Line 4i — Schedule of Assets

 (Held at End of Year)

EIN #36-3143493     Plan #003

December 31, 2012

	Units/	Current
Identity of Issuer/Description	Shares	Value

Money Market
Schwab Investor Money Fund*	5,077,785	$5,077,785
Schwab retirement Advtg Money Fund*	211	211

Common Collective Trust Funds
The Old Second National Bank of Aurora Common Trust Fund for Corporate Retirement Plans
Diversified Equity Portfolio*	100,032	4,905,450
Bond Fund*	21,420	3,881,077
Government Securities Fund*	47,025	2,634,067
Conservative Fund*	39,707	533,978
Balanced Fund*	121,299	2,132,131
Growth Fund*	180,079	2,121,797
Aggressive Fund*	47,271	874,608

Common Collective Trust Fund, Stable Value
Federated Capital Preservation Trust Fund, at contract value	36,126	361,260

Registered Investment Companies
Buffalo Mid Cap Fund	148,577	2,521,353
Dodge & Cox International Stock Fund	64,478	2,233,519
Dodge & Cox Stock Fund	20,723	2,526,146
Dreyfus Midcap Index Fund	2,716	78,592
Morgan Stanley International Equity A	43,178	619,601
Nuveen Large Cap Opportunity Growth Fund	81,198	2,781,043
PIMCO Total Return Admin Fund	56,794	638,362
Schwab Small Cap Index*	37,950	801,131
Vanguard Index Trust 500 Portfolio	13,197	1,733,730

Common Stock
Old Second Bancorp, Inc. common stock*	1,565,377	1,909,760
Notes receivable from participants*, interest rates of 3.25% to 8.25%		691,824
Total		$39,057,425

*Represents a party-in-interest to the Plan.

Cost information is not applicable as the Plan is participant directed.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report letter dated June 17, 2013 with respect to the financial statements of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust on Form 11-K as of December 31, 2012 and 2011, and for the year ended December 31, 2012.  We hereby consent to the incorporation by reference of said report in the Registration Statement of Old Second Bancorp, Inc. on Form S-8 (File No. 333-38914, effective June 9, 2000 and File No. 333-137262, effective September 12, 2006).

/s/ Plante & Moran, PLLC

Chicago, Illinois
June 17, 2013

SIGNATURES

Pursuant to the requirements of Section 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD SECOND BANCORP INC.

	BY:	/s/ William B. Skoglund
William B. Skoglund

Chairman of the Board, Director
President and Chief Executive Officer
(principal executive officer)

	BY:	/s/ J. Douglas Cheatham
J. Douglas Cheatham

Executive Vice-President and
Chief Financial Officer, Director
(principal financial officer)

DATE: June 20, 2013